UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Better Science, LLC

Legal status of Issuer:

> *Form:*

> LLC

> *Jurisdiction of Incorporation/Organization:*

> Washington

> *Date of Organization:*

> October 24, 2019

Physical Address of Issuer:

1111 E. Pike Street, Suite 111
Seattle, WA 98122

Website of Issuer:

www.wundergroundcoffee.com

Is there a co-issuer?

YES

Name of co-issuer:

Wunderground Coffee CF SPV, LLC

Legal status of co-issuer:

Form

LLC

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

September 5, 2023

Physical address of co-issuer

1111 E. Pike Street, Suite 111
Seattle, WA 98122

Website of co-issuer

www.wundergroundcoffee.com

Name of intermediary through which the offering was or is being conducted:

Rise Up Crowdfunding Portal LLC

CIK number of intermediary

0001898740

SEC file number of intermediary

007-00339

CRD number, if applicable, of intermediary

N/A

Name of qualified third party "Escrow Agent" which the Offering utilizes or utilized

Enterprise Bank and Trust

Amount of compensation paid or to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of seven percent (7%) of the amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of Securities sold in the Offering.

Type of security offered

Membership Units ("Shares") of Wunderground Coffee CF SPV, LLC

Target number of Securities offered

2,500

Price (or method for determining price)

$10.00

Target offering amount

$25,000

Oversubscriptions accepted:

Yes

Oversubscriptions will be allocated:

At the Company's discretion

Maximum offering amount (if different from target offering amount)

$750,000

Deadline to reach the target offering amount

April 28, 2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

For Better Science, LLC

	Most recent fiscal year-end (2023) (Unaudited)	Prior fiscal year-end (2022) (CPA Reviewed)
Total Assets	$1,397,487	$1,337,308
Cash & Cash Equivalents	$98,239	$235,172
Accounts Receivable	$13,169	$11,052
Short-term Debt	$129,053	$0
Long-term Debt	$5,353,715	$4,472,729
Revenues/Sales	$1,350,160	$888,705
Cost of Goods Sold	$436,706	$610,194
Taxes Paid	$0	$0
Net Income	$(1,035,914)	$(1,299,363)

For Wunderground Coffee CF SPV, LLC

	Most recent fiscal year-end (2023) (Unaudited)	Inception period from September 5, 2023 through September 30, 2023 (CPA Reviewed)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The United States jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY U.S. JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

Rule 201(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the Issuer

Issuer:
Better Science, LLC
1111 E. Pike Street, Suite 111
Seattle, WA 98122
www.wundergroundcoffee.com

Better Science, LLC is an LLC formed in Washington on October 24, 2019

Co-Issuer:
Wunderground Coffee CF SPV, LLC
1111 E. Pike Street, Suite 111
Seattle, WA 98122
www.wundergroundcoffee.com

Wunderground Coffee CF SPV, LLC is an LLC formed in Delaware on September 5, 2023.

Rule 201(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Issuer, all positions and offices with the Issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: (1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and (2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Jody Hall

A visionary and mission-driven entrepreneur, Jody Hall has always been inspired by human connection as a thread through all the companies she's founded. Her career started in 1989 in the early days at Starbucks - as one of the first hires in marketing to open new stores and markets and build the brand "one cup at a time" via events, experiences and storytelling. After 10 years of growing Starbucks, she took the entrepreneurial leap to found Cupcake Royale in 2003, one of the first cupcake bakeries in the US - with a mission to be the most joyful part of your day. She founded The Goodship - a cannabis edibles brand that launched when Washington legalized marijuana in 2014, with a mission to inspire human connection, discovery, wonder and joy. She had a successful exit in 3 years to Privateer Holdings, a global cannabis titan and the first to take a company public on a U.S. stock exchange. She founded Wunderground as the culmination of all she's loved about building great companies, brands and products and a full-circle return to coffee.

Position: Manager

Dates of Service: January 2020 to present.

Responsibilities: CEO, Founder, Strategy, Investor Relations, Sales, Marketing

In the past 3 years, Jody has also continued her role as Founder/CEO of Cupcake Royale. Jody spends approximately 5 hours per month guiding this 20 year old business.

Employer: Cupcake Royale LLC
Dates of Service: May 2003 to present
Responsibilities: Founder, CEO advising operating team on strategy

Greg Bullington

Greg Bullington is a Board Member of Better Science, LLC and plays a key role in guiding company strategy, investment strategy and involvement with key decisions to grow, scale and build enterprise value.

Greg is also Chief Executive Officer, co-founder, and a member of Magnolia Medical Technologies, Inc, Board. Greg has led all aspects of company development since inception including clinical trial design, execution, and publication; broad product portfolio development; creation of a new national standard of care for sepsis testing accuracy; rapid revenue growth commercialization; and intellectual property and enforcement strategy.

Greg began his career in professional services with Deloitte & Touche LLP. He continued his professional development as a management consultant at Lake Partners, a Seattle-based strategy consulting firm. Over the past 22 years, Greg has led engagements and worked closely with senior executive teams at over 50 companies ranging from Fortune 100 corporations to venture-backed and early-stage startups as a consultant, advisor, and investor.

Additionally, Greg has significant intellectual property expertise. He is the first named inventor on more than 100 issued patents, as well as over 50 pending U.S. and international patent applications.

Position: Director

Dates of Service: January 2021 to present

Responsibilities: Board Member guiding company strategy, investment strategy and involvement with key decisions to grow, scale and build enterprise value.

Other business experience in the past three years:

Employer: Magnolia Medical Technologies, Inc,
Dates of Service: June 2021 to present
Responsibilities: Co-Founder & CEO

Rule 201(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is a beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

For the Issuer, Jody Hall is the only person for the applicable period of time who is a beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power. Jody Hall owns 5,650,000.0000 Common Units of Better Science, LLC.

For the Co-Issuer, As of December 31, 2023, there was no person who was a beneficial owner of 20 percent or more of the Co-Issuer's outstanding voting equity securities.

Rule 201(d) A description of the business of the Issuer and the anticipated business plan of the Issuer.

Company Overview

Better Science, LLC ("Wunderground" or the "Company" or the "Issuer" or "We") is a United States based company that manufactures and sells coffee and tea products enhanced with adaptogenic mushroom extracts to help people feel better, without compromise on taste. Wunderground is Coffee 2.0 and exists to make wellness as easy as drinking your coffee.

The co-issuer, Wunderground Coffee CF SPV, LLC (which may be referred to as the "Wunderground SPV" is a limited liability company formed under the laws of Delaware on September 5, 2023 and was formed for the sole purpose of being a crowdfunding special purpose vehicle where investors in this Regulation Crowdfunding offering will initially hold their equity, and where the investment funds will be used to purchase a convertible note on a dollar-for-dollar basis in Better Science, LLC.

We have two distinct coffee blends - Brainchild (for cognitive function) and Hocus Pocus (to support immunity.) For those who prefer tea, we have Dream Supply Tea which is decaffeinated and supports sleep cycles.

Our Vision & Mission

Anchored in coffee, enhanced by mushrooms, we were founded to help combat the new normal of stress and worry – to help people feel and perform better – through the daily ritual of coffee.

Powerful concentrates of superfood adaptogenic mushrooms are combined with obsessively sourced and roasted coffee bringing wellness without compromising taste. Adaptogens are naturally occurring biological compounds found in plants or fungi that help us adapt to stress and keep our bodies in balance. Also called superfoods, the mushroom extracts Wunderground uses have been a part of wellness and medicine for more than 2,000 years in Eastern cultures. Benefits from Wunderground mushrooms include improved cognition and focus, decreased anxiety, uplifted mood, boosted immunity and support for better sleep cycles. In a word – balance. We are passionate about improving mental health, which is one of the key reasons Wunderground was founded. Not only do we aim to create the most efficacious product on the market, but we have also pledged to give 5% of profits to innovative treatments that positively impact the mental health crisis young adults are facing.

We use four adaptogenic mushrooms in our products:

- Chaga: Boosts energy, fights fatigue from adrenal overload, helps maintain a healthy gut, packed with beta-glucans to keep hormones balanced and improve absorption of essential nutrients and antioxidants.
- Cordyceps: Balances hormones, reduces free radicals and inflammation, boosts athletic performance
- Reishi: Beta-glucans that aid in digestion, eases anxiety, supports sleep cycles, promotes nerve growth in the brain
- Lion's Mane: Aids with memory loss, focus and cognition, emotional regulation, balancing out stressors in the adrenal system.

We're hard core coffee snobs. We only wanted to create our Coffee 2.0 if we could accomplish two things: the coffee needed to taste great and also make you feel great.

We believe our competitors' products don't taste very good so we needed our coffee to taste as good as the best micro-roasters. We obsessed over this – playing with roast level and curve, sourcing premium green coffee, sourcing specific origins to dial in great taste while eliminating bitter notes of the mushroom extracts to deliver excellence in every cup. We've gave out more than 30,000 samples at our Seattle-Tacoma Airport location and the feedback we got is that people can't believe there are mushrooms in our delicious cup of coffee. Wunderground was heralded as the best tasting mushroom coffee by Gear Patrol and others. The best way for us measure our taste is through customer reviews. With almost 90% of our hundreds of reviews being 5-star reviews, we are confident we've nailed it.

In addition, we want you to feel the benefits of these potent superfoods so it's imperative that we provide a high enough quality and concentration of mushrooms so that our customers really do feel a difference - less stress, fewer jitters, better health. Each serving is typically more than a typical supplement dose with benefits of 4.5g per serving of organic, fruiting body mushrooms.

Our Innovation

We figured out how to infuse whole bean coffee with mushroom extracts. It's part of our trade secret and something that differentiates us. Being able to offer whole bean coffee opens up a market that we believe our competitors can't reach: at-home coffee geeks who want to control the grind of their coffee, but who also want the health benefits that mushrooms provide.

Aside from our product, another innovation we are excited about is our distribution strategy. We initially launched as a Direct to Consumer (DTC) website. Soon after launch, we heard from six of the top tech companies who wanted to bring Wunderground into their offices as a benefit for their employees. Premium amenities are top of mind for these organizations as they think about attracting workers back to the office, employee retention, and mental health benefits for their teams. On average, these tech companies have 500 kitchenettes at their headquarter locations alone. This is where they brew coffee and feature coolers full of ready to drink (RTD) beverages for employees, and they reached out to us wanting Wunderground for both.

This unique opportunity feels as though it was made for us. None of our competitors are positioned in this space and we've already built the right supply chains, manufacturing processes, and have the inside relationships. We have already launched filter coffee and our Brain Wash Latte Booster in two of these global tech company headquarters and we are actively expanding the opportunity. Our founders have done this before and have built the company for this type of opportunity.

The visibility we get at these tech company kitchenettes (led by Aramark, Compass Foods and others) helps us build brand, trial, and awareness, one cup at a time. Rather than focusing on high levels of media spend in an environment where customer acquisition cost is astronomically high, we are able to focus on converting people to customers through trial at their place of employment. And we already know (through our retail locations) that once people try Wunderground, they love it. Once enough demand is built up, we plan to launch grocery and big box retail products.

Our Team

Our success is driven by a team of passionate experts with decades of experience in the coffee industry. Our coffee expertise is unparalleled, with key members having spent years at Starbucks, Stumptown, Verve and others, mastering the art of sourcing, roasting, and flavor development.

Wunderground Founder & CEO, Jody Hall is a three-time entrepreneur, and brings 10 years of experience in operations and marketing at Starbucks during their growth stage (1989-2000). She cherry-picked an incredible team along with investors and advisors - many coming from C-level leadership from Starbucks.

Wunderground's co-founding advisor and Head Formulator Hana Su brings 23 years of R&D at Starbucks Coffee. She built the Bottled Frappuccino product and commercialized Starbucks Via Instant Coffee. Our Head of Operations, Jason Sawiki has a long history of building roasteries, managing supply chains, quality and innovation.

Some of our other key investors and advisors include:

- Howard Behar - former COO of Starbucks
- Mary Wagner, former Chief of R&D Starbucks
- Craig Russell, former SVP supply chain and quality at Starbucks
- Jim Alling, former President of Starbucks North America
- Eric Hoest, former Vice President of Stumptown Coffee
- Brian Lovejoy, former GM Innovation at Calafia
- Mike McCready of Pearl Jam

We have a medical board advisor as well, Dr. Arti Chandra (MD, MPH and IFM Certified Practitioner).

The Market

Coffee is the second most traded commodity in the world. It's the most ritualistic beverage in the world. Our goal is to create Coffee 2.0, that adds wellness to your everyday routine. There is a lot of momentum in this space:

- The US coffee market is $27.06B in 2023 and is expected to grow to $32.44bn by 2028 - a CAGR of 3.69%.
- The US functional mushroom market was $15.3B in 2022 and is expected to grow to $23.3B in 2030 - a CAGR of 10.1%
- The US functional mushroom coffee market was at $532M in 2023 and is expected to grow to $786M in 2030 - a CAGR of 5.0%

Competition

First and foremost, we believe Wunderground is the best tasting option among all competitors. We feel our competitors lack the coffee background, R&D sophistication and ability to work with roast and varietals to mask the off-putting flavors mushrooms can add.

Additionally, we are going to market in a very different way from our competitors. Competitors are focused on grocery and Direct to Consumer (DTC) - while these are typical channels for almost everyone, both are increasingly tough to break through and expensive to scale. While Wunderground has Direct To Consumer, it's not our main channel to scale. Instead, because of inbound requests from top global tech companies, Wunderground is leaning into these market forces and is scaling in the foodservice channel. This channel's focus is selling our coffee and our Ready-To-Drink Super Boost Oat Latte for break rooms in top global tech companies to begin. We do this through foodservice companies such as Compass USA - the global leader in this space. We are also in discussions with major airlines, universities and music events. The innovation here is around Wunderground meeting this cultural moment around

1. Health & Wellness are paramount
2. Mushrooms recognized as Super Food.
3. Mental Health Epidemic and
4. Work habits have changed.

Wunderground is uniquely positioned in the center of these trends and changes and uniquely services the needs of this moment, without competition. This market is massive and a complete greenfield opportunity for us and we believe we are uniquely suited to capitalize on this opportunity with our coffee-savvy leadership and our capabilities to scale manufacturing and distribution strategies.

Traction to Date + Press

Wunderground has been gaining significant traction, with mentions in notable publications like Gear Patrol and Women's Health. Our B2B growth is also soaring, with partnerships with industry tech giants. We've made waves as the first choice for airport mushroom coffee.

A few key dates on our traction timeline include:

April 2023: Brainchild Whole Bean Infused coffee was launched, leveraging the Company's proprietary methodology of infusing whole coffee beans with concentrated mushroom extracts. This product received a warm welcome from coffee geeks who wanted to control the grind of their beans, but also wanted the health benefits provided by mushrooms.

May 2023: Wunderground was selected from over 50 applicants to have a retail space at Seattle-Tacoma International airport, the 8th largest airport in North America.

June 2023: Six tech companies show inbound interest in bringing Wunderground to their campuses as part of return to work initiatives.

July 2023: Brain Wash was brought to market – the Company's powdered adaptogenic mushroom super-booster with off-the-charts popularity at its Seattle cafe. Brain Wash contains all four of the mushrooms used at Wunderground and can be added to any espresso drink, tea, or smoothie. Esteemed roasters also feature this product in their cafes and distribute to their roaster accounts including Puff Coffee in Portland - founded by the Stumptown Founder Duane Sorenson and Equator Coffee in the Bay Area and LA areas of California.

We have exciting plans on the horizon, including the launch of our Brain Wash SuperBoost Oat Latte in Ready-to-Drink (RTD) format in 2024, targeting beverage coolers at tech companies, airlines and music festivals. This expansion requires funding to support sustainable packaging and further innovation.

Rule 201(e) The current number of employees of the Issuer.

5 employees at Better Science LLC. There are also 11 employees at Wunderground Retail Cap Hill LLC, a wholly owned subsidiary of Better Science LLC that operates our cafe in Seattle.

Rule 201(f) A discussion of the material factors that make an investment in the Issuer speculative or risky.

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the some of the risks that relate to the Company, but are not an exhaustive list of such risks:

Uncertain Risk

An investment in Better Science LLC and/or Wunderground Coffee CF SPV LLC (collectively in these Risk Factors - the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Shares and ultimately the use of your investment to purchase the convertible note (collectively in these Risk Factors - the "Investment") should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C and Exhibits. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the Investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that people think it's a better option than a competing product, or that the Company will be able to make a profit.

Any valuation at this stage is difficult to assess

The valuation related to the Investment was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for the Investment.

The transferability of the securities you are buying is limited

Any Shares and/or Note purchased through this Regulation Crowdfunding offering are subject to SEC limitations of transfer. This means that the Shares that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the Shares back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold the Investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering the Investment in the amount of up to $750,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company may need additional funds in the future and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for most of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our securities below its current pricing. If so, your investment could lose value as a result of this additional dilution. In addition, even if the investment is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of the Investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred shares could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of the Investment. In addition, if we need to raise more equity capital from the sale of equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Shares that you are buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments.

You are trusting that management will make the best decision for the Company

You are trusting in management discretion. You are buying securities trusting the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Investment we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in the Investment being worth less, because later investors might get better terms.

We have the right to extend the Offering deadline and to end the Offering early.

The Company may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the offering minimum even after the offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the offering deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without the Company receiving the offering minimum, at which time it will be returned to you without interest or deduction, or the Company receives the offering minimum, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the offering early; if the offering reaches its target offering amount after 21-calendar days but before the offering deadline , the Company can end the offering with 5 business days' notice. This means your failure to participate in the offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the offering by ending it early.

We face significant market competition

We will compete with larger, established companies who may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance our products will be preferred to any existing or new products. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated profits

The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any securities once our management determine that we are financially able to do so. The Company has incurred a net loss. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay distributions to investors.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to work around our intellectual property. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company. Is Dependent On Its Management and Founders to Execute the Business Plan

The Company is dependent on its management and founders to execute the business plan. The Company's operations and viability will be dependent on Jody Hall and others. The success of the Company will depend on its ability to compete for and retain additional qualified key personnel. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements. The loss, through untimely death or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

The Company's Bank Account Will Not Be Fully Insured

The Company's regular bank account and the escrow account where investor's funds will be held prior to closing each have federal insurance for only up to $250,000. It is anticipated that the account balances in each account could exceed $250,000 at times. In the event that either bank should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

There Is No Assurance The Company Will Be Able To Pay Distributions To Shareholders

While the Company intends to pay distributions in the future to its investors if the Company is profitable or is acquired or goes public, there can be no assurance that cash flow and profits will allow such distributions to be made, or that an acquisition, merger or public offering will ever occur.

The Shares In This Offering Is Not Registered and Have Restrictions on Transfer.

The Shares of this Offering have not been registered under the 1933 Securities Act in reliance upon an exemption under such act. Further, the Shares are being sold pursuant to exemptions from registration in the various states in which they are being offered. There is no assurance that this Offering presently qualifies or will continue to qualify under such exemptions due to, among other things, the adequacy of disclosure and the manner of distribution of this Offering, the conduct and timing of similar offerings by the Company or its affiliates in the past and in the future, or the change of any securities laws or regulations. Further, the exemptions may not be available if the Company attempts to distribute the Shares in a manner prohibited by either federal or other applicable state securities laws. For instance, if any payments made by the Company to third parties who are not registered broker/dealers are categorized as sales commissions, the Company may lose its eligibility for certain registration exemptions. If, and to the extent, suits for rescission are brought and successfully concluded for failure to register the Shares under various state or federal securities laws, or for acts or omissions constituting certain prohibited practices under state and federal securities laws, both the capital and assets of the Company could be adversely affected, thus jeopardizing the ability of the Company to operate successfully. Further, the time of the Company's management and the capital of the Company could be expended in defending an action by investors or by state or federal authorities even where the Company ultimately is exonerated.

There is No Market for the Company's Shares

The Company has not registered, is not under any obligation to register, and does not presently intend to register the Shares with any regulatory authorities at any time in the future. Non-registration of the Shares makes the investment extremely illiquid and impairs the ability of shareholders to dispose of their holdings. Although it may be possible, after a period of time, under certain limited circumstances and subject to the terms of legends affixed to the Share certificates, to dispose of the Shares, no market currently exists for the Shares or any of the Company's securities, and you should not expect such market will exist at any time in the future. You probably will not be able to liquidate this investment in the event of an emergency or for any other reason. The Shares are illiquid and should be considered a long-term investment. There are substantial restrictions on the transferability of the Shares and in all likelihood, you will not be able to liquidate the investment.

The Management Of The Company Has Broad Discretion In Application of Proceeds

The management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address changed circumstances and opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of the net proceeds hereof.

The Business May Be Affected by Economic Conditions.

As with all new or emerging ventures, the Company's business may be highly sensitive to general economic conditions. Consequently, there can be no assurance that the Company will achieve the profitability necessary to pay investors a return on their investment.

Management, Officers, Directors and Shareholders/Owners Have Conflicts of Interest and Affiliated Companies That Will Do Business With Company.

Management and/or executives may own, control or manage other companies or businesses that may do business with the Company. Contracts with such affiliated companies have inherent conflicts of interest and such agreements will not have been the result of arms' length negotiations or third-party bidding. Certain members of management have interests in other companies that will or may do business with Company, which may create a conflict of interest, and management of Company may agree to waive those conflicts of interest to do business with the other companies.

DUE TO THESE FACTORS, AND OTHERS DESCRIBED ELSEWHERE OR NOT PRESENTLY FORESEEN, THE PURCHASE OF THE SECURITIES INVOLVES AN EXTREME DEGREE OF RISK. THE SECURITIES SHOULD BE PURCHASED ONLY BY INVESTORS WHO CAN AFFORD TO SUSTAIN A TOTAL LOSS OF THEIR INVESTMENT AND WHO HAVE NO NEED FOR LIQUIDITY WITH RESPECT TO THIS INVESTMENT.

Rule 201(m) A description of the ownership and capital structure of the Issuer, including:

<u>Ownership</u>

The following table sets forth information regarding beneficial ownership of Better Science, LLC's holders of 20% or more of any class of voting securities as well as all officers, directors or managers (Jody Hall and Greg Bullington) and all others not in those categories as of December 31, 2023.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Jody Hall	5,650,000.0000	Common Units	69.0533%
Greg Bullington	100,000.0000	Common Units	1.2222%
All Other Unitholders	2,177,083.3333	Common Units	29.7245%
Total	7,927,083.3333	Common Units	100.000%

There are a total of 10,000,000 units authorized at present in Better Science LLC. In addition to, and in some case as a part of the equity set out above, certain individuals and entities (who in some cases are employees, contractors service providers and others) have been granted restricted units or profits interests which have various conversion clauses and forfeit provisions. Some of these are based upon continued employment or continued provision of services, for example, and some do not vest until certain future occurrences such as a liquidity event happens. If any investor has more specific questions related to these issues, please review inquire of Company's management additional information is required to make an investment decision.

Wunderground CF SPV, LLC had no shareholders as of December 31, 2023, and had authorized 75,000 Shares for the Regulation Crowdfunding offering.

(1) The terms of the securities being offered and each other class of security of the Issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Issuer.

<u>The Company's Securities</u>

Better Science LLC has authorized Common Units. As part of the Regulation Crowdfunding offering, Better Science LLC is not offering any Common Units. Wunderground CF SPV, LLC has authorized Shares. As part of the Regulation Crowdfunding offering, Wunderground CF SPV, LLC is offering 75,000 Shares. The amount of Wunderground CF SPV, LLC Shares authorized is 75,000 Shares with a total of 0 Shares outstanding as of December 31, 2023.

Voting and Management Rights

There are no voting rights associated with Wunderground CF SPV, LLC Shares other than those reserved by Delaware law or set out in the Wunderground CF SPV, LLC Limited Liability Company Agreement and any amendments thereto. All management decisions will lie with the LLC's Manager, Better Science LLC.

Subject to the provisions of Wunderground CF SPV, LLC Limited Liability Company Agreement and except as otherwise provided by Delaware law, the business, property, and affairs of Wunderground CF SPV, LLC are managed by the Manager, Better Science, LLC and the actions of the Manager bind the Company. No shareholder of Wunderground CF SPV, LLC has any authority or right to act on behalf of or bind Wunderground CF SPV, LLC, unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

If the Shares, through the convertible note to be purchased by Wunderground CF SPV, LLC or otherwise convert to Better Science LLC Common Units, then the holders of Better Science LLC Common Units shall have extremely limited voting rights as set out in the Better Science, LLC Limited Liability Company Agreement and any amendments thereto. Better Science LLC Common Unitholders take no part in the management or control of Better Science, LLC's business, and have no right or authority to act for Better Science, LLC or to vote on matters other than the matters expressly set forth in Better Science, LLC Limited Liability Company Agreement or in under Washington law.

(2) A description of how the exercise of rights held by the principal shareholders of the Issuer could affect the purchasers of the securities being offered.

The exercise of rights held by the principal shareholders of the Issuer or Co-Issuer could affect the purchasers of the securities offered in a number of ways. For additional disclosure, please review the Form C and Form C/A previously filed, as well as all corporate documents attached to said filings.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

See answer to section titled "*Rule 201(m) A description of the ownership and capital structure of the Issuer*" above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

The pre-money valuation of Wunderground CF SPV, LLC was $750,000.00. The valuation was based on the amount of shares to be sold to then use the funds to purchase up to $750,000.00 in a convertible note with Better Science, LLC. The valuation related to the investment was established by the Issuer and Co-Issuer. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess.

(5) The risks to purchasers of the securities relating to minority ownership in the Issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

As a minority holder of Shares of Wunderground CF SPV, LLC, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering will have virtually no voting rights may have rights less than those of other investors, and will have limited influence on the corporate actions of Wunderground CF SPV, LLC.

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional securities. In other words, when the company issues more securities, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of securities outstanding could result from a stock offering (such as an initial public offering, another equity crowdfunding round, a venture capital round, angel investment, employees or others exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, convertible shares or warrants) into shares.

If Wunderground CF SPV, LLC decides to issue more securities, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Share.

Also please see the discussion above in the section titled: *Rule 201(f) A discussion of the material factors that make an investment in the Issuer speculative or risky*.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

For a year, the securities you are purchasing in this offering can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Rule 201(p) A description of the material terms of any indebtedness of the Issuer, including the amount, interest rate, maturity date and any other material terms.

Better Science LLC raised its prior financing via the issuance of convertible notes. The material terms of any such notes may be obtained from management upon request.

Rule 201(q) A description of exempt offerings conducted within the past three years.

Better Science LLC raised its first round of financing, via the issuance of convertible notes in the aggregate amount of $3,402,500, in February 2021 and May 2021 to launch the company, build the brand, products, website and a retail cafe in Seattle.

Better Science LLC launched a second round of convertible note financing in August 2022 and, as of the launch of this Regulation Crowdfunding offering, raised an additional $1,438,417 under the second offering, which they used to invest in the necessary R&D, team members and product innovation for this phase of the company.

Rule 201(r) A description of any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, to which the Issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the Issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the Issuer;
(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the report or report is filed, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or
(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships.

None

Rule 201(s) A discussion of the Issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Investors should read the following discussion and analysis of the Issuer's financial condition and results of operations together with the Issuer's and Co-Issuer's financial statements and the related notes and other financial information included elsewhere in this report. Some of the information in this discussion and analysis, including information regarding the strategy and plans for the Issuer's and Co-Issuer's business, includes forward-looking statements that involve risks or uncertainties. You should review the Issuer's and Co-Issuer's response to Rule 201(f) ("Risk Factors") for a discussion of important factors that could cause actual results to differ materially from the results described or implied by the forward-looking statements contained in the following discussion and analysis.

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes and those of our and Co-Issuer attached to this document. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections above.

Statements, other than statements of historical facts, included in this Offering Statement and its exhibits address activities, events or developments that Better Science, LLC, Wunderground CF SPV LLC and their respective management anticipate will or may occur in the future. These forward-looking statements include such things as investment objectives, business strategy, estimated future capital expenditures, competitive strengths and goals, references to future success, and other similar matters. These statements are based on certain assumptions and analyses made by Better Science, LLC, Wunderground CF SPV LLC and their respective management in light of their experience and their perception of historical trends, current conditions and expected future developments. However, whether actual results will conform with these expectations is subject to a number of risks and uncertainties, many of which are beyond the control of the Issuer or Co-Issuer, including general economic, market or business conditions, changes in laws or regulations, uncertainties concerning the price of gas and oil, and other risks. See "Risk Factors." Thus, all of the forward-looking statements made in this document and its exhibits are qualified by these cautionary statements. There can be no assurance that actual results will conform with the expectations of Better Science, LLC, Wunderground CF SPV LLC and their respective management.

Please see the financial statements attached for subsequent events and applicable disclosures.

2023 Results of Operations, Liquidity and Capital Resources

Better Science, LLC had revenues of $1,350,160 in 2023, an increase over 2022 revenues of $888,705. In addition, the cost of goods sold was reduced from $610,194 in 2022 to $436,706 in 2023. For additional information on Operations, Liquidity and Capital Resources, please review this document and its attachments in their entirety.

The Company had production delays on its ready-to-drink product in early 2024, but have alleviated most of the financial issues related to that delay through funds raised in a Regulation CF offering. With the capital raised in the Reg CF offering, the ready-to-drink product now in production, an upcoming private placement offering and projected revenues from the ready-to-drink product to come, the Company believes it will not have significant cash flow problems in the immediate future.

Foreseeable major expenses are predicated on raising capital in the Regulation CF offering and any subsequent securities offerings. Capital expenditures will be made to increase production capabilities in an amount that is relative to the capital raised.

The operational challenges we face are primarily production related. Given massive demand for certain products, we need to seek co-packers that can meet our growing production demand so that we can deliver products on time to our customers.

Our next milestone is to attempt to securing purchase orders from at top tech companies for up to 2.3 million units of our ready-to-drink products in 2024 and other products to support their break room benefits and to secure a U.S. airline to carry Brain Wash sticks and/or our ready-to-drink products in flight and in lounges in 2024.

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022 and 2023, the Company had $235,172 and $98,239 of cash on hand, respectively.

Rule 201(x) Whether the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

For Better Science, LLC

 /s/ Jody Hall
 (Signature)

 Jody Hall
 (Name)

 Manager
 (Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

 /s/ Jody Hall
 (Signature)

 Jody Hall
 (Name)
 Principal Executive Officer, Principal Financial Officer,
 Principal Accounting Officer and Manager
 (Title)

 April 29, 2024
 (Date)

For Wunderground Coffee CF SPV, LLC

 /s/ Jody Hall for Better Science, LLC, Manager
 (Signature)

 Better Science, LLC
 (Name)

 Manager
 (Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following. persons in the capacities and on the dates indicated.

/s/ Jody Hall
(Signature)

 Jody Hall
(Name)
Principal Executive Officer, Principal Financial Officer,
Principal Accounting Officer and Manager
(Title)

April 29, 2024
(Date)

EXHIBIT
FINANCIAL STATEMENTS

BETTER SCIENCE, LLC AND SUB

(a Washington limited liability company)

Unaudited Consolidated Financial Statements

For the calendar years ended December 31, 2023 and 2022

BETTER SCIENCE, LLC AND SUBSIDIARY CONSOLIDATED
BALANCE SHEET

As of December 31, 2023 and 2022

See Accountant's Review Report and Notes to the Financial Statements

(Unaudited)

ASSETS	**2023**	**2022**
Current Assets		
Cash and cash equivalents	$ 98,239	$ 235,172
Accounts receivable	13,169	11,052
Inventory	506,193	233,482
Other current assets	20,193	90,594
Total current assets	637,794	570,300
Fixed assets, net of accumulated depreciation	751,886	761,922
Intangible assets	7,807	5,085
Total Assets	$ 1,397,487	$ 1,337,308
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts and credit cards payable	$ 129,053	$ 0
Other current liabilities	86,053	91,083
Total Current Liabilities	215,106	91,083
Notes payable and accrued interest	576,215	499,145
Convertible notes payable	4,777,500	3,882,500
Total Liabilities	5,568,821	
	4,472,729	
MEMBERS' EQUITY		
Membership interest	0	0
Retained deficit	(4,171,334)	(3,135,420)
Total Shareholders' Equity	(4,171,334)	(3,135,420)
Total Liabilities and Members' Equity	$ 1,397,487	$ 1,337,308

BETTER SCIENCE, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
For calendar years ended 2023 and 2022
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2023		2022
Revenues, net of returns and allowances	$ 1,350,160	$	888,705
Less: cost of goods sold	436,706		610,194
Gross profit	913,454		278,511
Operating expenses			
Payroll	914,302		617,306
Operating costs	374,738		367,409
Selling, general and administrative	421,995		177,646
Marketing	223,791		384,302
Total operating expenses	1,934,826		1,546,664
Net Operating Income (Loss)	(1,021,372)		(1,268,153)
Depreciation (expense)	(12,646)		(12,646)
Interest income (expense)	(1,896)		(18,564)
Net Income (Loss)	$ (1,035,914)	$	(1,299,363)

BETTER SCIENCE, LLC AND SUBSIDIARY CONSOLIDATED STATEMENT OF MEMBERS' EQUITY
For calendar years ended 2023 and 2022
See Accountant's Review Report and Notes to the Financial Statements (Unaudited)

	Membership Interest	Retained Earnings/(Deficit)	Total Owners' Equity
Balance as of January 1, 2022	$ 0	$ (3,135,420)	$ (3,135,420)
Net loss		(1,035,914)	(1,035,914)
Balance as of December 31, 2023	$ 0	$ (4,171,334)	$ (4,171,334)

BETTER SCIENCE, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
For calendar years ended 2023 and 2022
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2023	2022
Operating Activities		
Net Income (Loss)	$ (1,035,914)	$ (1,299,363)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add back: depreciation	12,646	12,646
Changes in operating asset and liabilities:		
(Increase) decrease in accounts receivable	(3,375)	(11,052)
(Increase) decrease in other current assets	(5,510)	(49,076)
(Increase) decrease in inventory	(272,835)	(12,693)
Increase (decrease) in accounts payable	111,876	(51,801)
Increase (decrease) in other current liabilities	75,712	47,439
Net cash used in operating activities	(1,117,400)	(1,363,900)
Investing Activities		
Acquisition of fixed assets	0	0
Acquisition of intangible assets	(6597)	(3,000)
Net cash used in operating activities	(6597)	(3,000)
Financing Activities		
Proceeds from the issuance of convertible notes	895,000	480,000
Proceeds from the notes payable and accrued interest	0	18,564
Net change in cash from financing activities	895,000	498,564
Net change in cash and cash equivalents	(228,997)	(868,336)
Cash and cash equivalents at beginning of period	235,172	1,103,508
Cash and cash equivalents at end of period	$ 6,175	$ 235,172

BETTER SCIENCE, LLC AND SUBSIDIARY NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
As of and for the calendar years ended 2023 and 2022 (UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

BETTER SCIENCE, LLC and subsidiary (which may be collectively referred to as the "Company", "we," "us," or "our") was organized in Washington on October 24, 2019. The Company operates a coffee café in the Capitol Hill area of Seattle, Washington through its wholly owned subsidiary.

Better Science LLC wholly owns all the membership interest in Wunderground Retail Cap Hill LLC, a Washington limited liability company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Principles of Consolidation

For the fair presentation of the consolidated financial position and financial activity of the Company, relevant intercompany items and investment accounts have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. In 2020, the world economy suffered a global slowdown while dealing with the COVID-19 pandemic. The Company's business may also be affected during this time and the ensuing years of higher inflation and economic slowdown.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2023 and 2022, the Company had $6,175 and $235,172 of cash on hand, respectively.

Fixed and Long-Lived Intangible Assets

Property, equipment and intangible assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years. Amortization is provided using the straight-line method based on the useful life of software, patents and copyrights. Other intangibles such as goodwill are not amortized but rather tested for impairment. Amortization of software development costs are discussed below.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2023 and 2022, the Company had $751,886 and $761,922 of net fixed assets.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its mushroom based coffees and teas. The revenue is recorded when the products are sold to the end customer.

Accounts Receivable

Typically, sales of the Company's products are done through point-of-sale systems and collecting cash up front. If applicable, trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2022 and 2021, the Company had $13,169 and $11,052 accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company does not believe that any of the accounts receivable balance is reasonably uncollectible at this time.

Advertising

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss since inception. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has issued convertible notes to investors. These amounts, and the accrued but unpaid interest, have been recorded as long-term liabilities of the Company. The instruments accrues interest at the rate of 4 percent per annum and allow the holder to convert the face value and accrued but unpaid interest into equity at 80 percent of the price paid by investors in a qualified financing event (or a valuation cap of $12,000,000).

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will file its partnership income tax return for the period ended December 31, 2023 and 2022. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred

a loss during the period from Inception through December 31, 2023 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company has issued 7,927,083.33 units of its membership interest. Only the founder and chief executive, Ms. Jody Hall beneficially owns more than 10 percent of the equity of the Company on a fully diluted basis.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not have any transactions among related parties aside from those occurring within the normal course of business.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") securities in an offering exempt from registration. As of April 18th, 2024, the Crowdfunded Offering had raised $260,840.00, and this amount has been issued as a convertible note to Wunderground Coffee CF SPV. As of April 28, 2024, the total committed was nearly $600,000.00 and once finalized after the Crowdfunded Offering closes on April 28, 2024 the additional amounts will be issued as a convertible note to Wunderground Coffee CF SPV.

Management's Evaluation
Management has evaluated subsequent events through April 28, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

WUNDERGROUND COFFEE CF SPV, LLC

(a Delaware limited liability company)

Unaudited Financial Statements

For the inception period of September 5, 2023 through December 31, 2023

WUNDERGROUND COFFEE CF SPV, LLC BALANCE SHEET

As of December 31, 2023

See Accountant's Review Report and Notes to the Financial Statements (Unaudited)

ASSETS	**Dec 31, 2023**
Current Assets	
Cash and cash equivalents	$ 0
Other current assets	0
Total current assets	0
Total Assets	$ 0

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Accounts payable	$ 0
Total Current Liabilities	0
Total Liabilities	0

MEMBERS' EQUITY

Membership interest	0
Total Members' Equity	0
Total Liabilities and Shareholders' Equity	$ 0

WUNDERGROUND COFFEE CF SPV, LLC STATEMENT
OF OPERATIONS
For inception period from September 5, 2023 through December 31, 2023

	Sep 5, 2023 – Dec 31, 2023
Revenues, net	$ 0
Less: cost of goods sold	0
Gross profit	0
Operating expenses	
Other general and administrative	0
Total operating expenses	0
Net Operating Income (Loss)	0
Tax (provision) benefit	0
Net Income (Loss)	$ 0

WUNDERGROUND COFFEE CF SPV, LLC STATEMENT OF
MEMBERS' EQUITY
For inception period from September 5, 2023 through December 31, 2023 See
Accountant's Review Report and Notes to the Financial Statements (Unaudited)

	Membership Interest	Retained	Total Sharehold
Balance as of September 5, 2023 (inception)	**$ 0**	**$ 0**	**$ 0**
Net Income (Loss)		0	0
Balance as of September 30, 2023	**$ 0**	**$ 0**	**$ 0**

WUNDERGROUND COFFEE CF SPV, LLC
STATEMENT OF CASH FLOWS
For inception period from September 5, 2023 through December 31, 2023
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Sep 5, 2023 – Dec 31, 2023
Operating Activities	
Net Income (Loss)	$ 0
Adjustments to reconcile net income (loss) to net cash provided by operations: Changes in operating asset and liabilities:	
None	0
Net cash used in operating activities	0
Investing Activities	
None	0
Net cash used in investing activities	0
Financing Activities	
None	0
Net change in cash from financing activities	0
Net change in cash and cash equivalents	0
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	$ 0

WUNDERGROUND COFFEE CF SPV, LLC NOTES TO FINANCIAL STATEMENTS

See Accountant's Review Report
As of and for the inception period from September 5, 2023 through December 31, 2023 (UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

WUNDERGROUND COFFEE CF SPV, LLC (which may be referred to as the "Company", "we," "us," or "our") is a limited liability company formed under the laws of Delaware on September 5, 2023 and is a company formed for the purposes of running a crowdfunding campaign and acquiring an equity interest in Better Science LLC.

Since inception, the Company has not conducted any business. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9), if any. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2023, the Company had $0.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2023, the Company had no net fixed assets.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet earned revenue as it continues to be in early-stage fundraising to acquire an equity interest in Better Science LLC.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2023 and has not yet conducted any commercial activity. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has no outstanding debt as of the balance sheet date.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its partnership income tax return for the period ended December 31, 2023. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. There is no pending or threatened litigation.

NOTE 7 – EQUITY

The Company's equity is denominated in membership units. These membership units will be offered in a crowdfunding offering.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not have material related party transactions aside from the loans that the shareholders of the Company have extended to the Company to cover operating and set-up costs. The Company has recorded these loans as a current liability.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2024, the Company offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign was made through a FINRA approved Regulation CF funding portal or broker-dealer. The receipt of funds from the Regulation CF offering will be used to acquire an equity interest in Better Science LLC, a Washington limited liability company based in Seattle, Washington. As of April 18th, 2024, the Crowdfund has raised $260,840.00, and this amount has been issued as a convertible note to Wunderground Coffee CF SPV. As of April 28, 2024, the total committed was nearly $600,000.00 and once finalized after the Crowdfunded Offering closes on April 28, 2024 the additional amounts will be issued as a convertible note to Wunderground Coffee CF SPV.

Management's Evaluation
Management has evaluated subsequent events through April 28th, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.